GENSPERA, INC.

November 24, 2008

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 6010
United States Securities and Exchange Commission
Washington, DC 20549

Telephone Number: (202) 551-3715

RE:	GenSpera, Inc.
Registration Statement on Form S-1
Filed October 3, 2008
File No. 333-153829

Dear Mr. Riedler:

We are submitting this letter in response to your comments of October 30, 2008, with regard to the above referenced filing of GenSpera, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

General

1.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:	We revised our filing pursuant to your comments.

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

Response:	All graphic, visual or photographic information has been filed with the document.

Prospectus

3.	Please provide the complete mailing address and telephone number of your principal executive offices on the cover page to the prospectus, as required by Item 503(b) of Regulation S-K.

Response:	We have provided the complete mailing address and telephone number of our principal executive offices.

GENSPERA, INC.

Risk Factors, Page 5

General

4,
Please delete the statement "Additional risks and uncertainties not currently known or that we currently believe to be immaterial could also materially and adversely affect our business, financial condition, operating results and/or cash flow," Your risk factors section should describe all of your material risks and should not refer to risks that are not described in this document.

Response:	We have deleted the statement “Additional risks…and/or cash flow.

5.
Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk:' Some of the current risk factor subcaptions do not adequately describe the risk, do not relate to the text provided below the subcaption. or are vague. For example, the subcaption stating that "Development and commercialization, if any, of our therapeutic compounds may incur scrutiny under the Convention on Biological Diversity Treaty" does not adequately describe the risk related to such scrutiny; the discussion following the subcaption that begins "Because the Company or its collaborators must obtain regulatory approval to market its products in the United States and other countries..." does not reflect the specific risk you discuss in the text. Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or uncertainties facing the company or this offering. Generally speaking, you will best accomplish this by phrasing the risk factor subcaption in the form of a statement of cause and effect, "If X, then Y" or "Because of X, Y is probable."

Response:	We have revised our filing pursuant to your comment.

"Since the Company has a limited operating history you cannot rely upon the Company's limited historical performance to make an investment decision." page 5

6.
You state in the second paragraph following this risk factor that no assurances can be given that the company will be able to accomplish its goals "In part because of the Company's past operating results..... Please explain what other factors will contribute to this uncertainty.

Response:	We have revised our disclosure to more clearly describe what other factors will contribute to this uncertainty.

7.	If you have not generated any revenues since your inception, please revise this risk factor to clarify and disclose this fact.

Response:	We have revised our disclosure to clarify that we have not generated any revenues since inception.

GENSPERA, INC.

'The Company will need to raise additional capital to continue operations..... page 5

8.
In the discussion to follow this risk factor you state that the company anticipates the need to raise additional capital "based on current proposed plans and assumptions relating to its operations (including the timetable of. ..new product development)." Please include a discussion of the proposed plans and timetable of new product candidate development in the Business section.

Response:
After further consideration, we have determined that under our current plan, new product development is not feasible. Accordingly, we have removed such reference from the risk factor. In the event we undertake new product development in the future, we will provide such disclosure in our public filings.

9.	Please quantify the amount of additional financing you expect you will need based on the company's "current proposed plans and assumptions".

Response:	We have revised our disclosure to quantify the amount of additional financing we expect to need based on our current proposed plans and assumptions.

10.	Please enumerate what "other operating costs" will be funded with any additional capital raised and the estimated amount allocated to each category.

Response:
We have revised our disclosure and removed the reference to “other operating costs” and have clarified that any additional capital raised will be used for the general working capital needs of the business.

''The Company may have difficulty raising needed capital in the future...” 'page 5

11.
Please move your discussion regarding the need for additional financing to the previous risk factor and expand your discussion in this risk factor to address the risk discussed in the subheading, that your limited operating history and business risks may make it difficult for you to raise needed capital

Response:	We have revised our disclosure as suggested.

"The Company relies on technologies that it may not be able to commercially develop..." page.6

12.	Please define ''pro-drug'' technologies where it is first used in the prospectus.

Response:	We have revised our disclosure to refer more generally to our technology in the risk factors and define pro-drug in the body of the document when our technology is discussed.

GENSPERA, INC.

13.
Please expand this risk factor to provide a more robust discussion as to why the company may not be able to develop its technologies. For example, describe why your proposed products or services may have no significant commercial utility.

Response:	We have revised our disclosure as requested to provide a more robust discussion as to why we may not be able to develop our technologies.

"Inability to complete pre-clinical and clinical testing and trials will impair the viability of the Company." page 6

14.	Please provide details in the Business section as to the "current therapies" you expect your proposed products to compete with.

Response:	We have revised the Business section of our filing to provide details and examples of “current therapies” with which our proposed products will compete.

"The Company's additional financing requirements could result in dilution to existing stockholders." page 7

15.
Please add a sentence to this disclosure to clarify that if the company issues additional shares of authorized but unissued common stock or preferred stock, stockholders will experience a decrease in their percentage ownership of the company's shares.

Response:	We have revised our disclosure to add a sentence to clarity that if additional securities are issued, current stockholders will experience a decrease in their percentage ownership of the company.

"The Company may not be able to adequately protect against piracy of intellectual in foreign jurisdictions.” Page 7

16.
To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party's belief that you are infringing on their intellectual property, please revise to disclose the situation and the potential consequences.

Response:	We have revised our disclosure to clarify that we are not aware of any infringement on our intellectual property.

17.	Please identify any measures you have put into place to protect your intellectual property rights and discuss the limitations of these measures.

Response:
We have revised our disclosure to identify that we require employees and consultants to enter into confidentiality, non-disclosure and assignment of technology agreements and have discussed the limitations of these measures in foreign jurisdictions.

GENSPERA, INC.

"The Company's products may not receive FDA approval which would prevent the Company from commercially marketing its products and producing revenues." page 7

18.
Given your disclaimer that the company "cannot yet accurately predict when it might first submit any Investigational New Drug...application to the FDA", please consider the appropriateness of your statement on pages 16 and 23 that the company plans to submit an IND in the fourth quarter of 2008.

Response:
We have reviewed your comment and have clarified that “Notwithstanding our inability to predict when such submission will be made, the Company anticipates a filing sometime during the first or second quarter of 2009.”

"The Company's competition includes both public and private organizations and collaborations among academic institutions and large pharmaceutical companies..." page 8.

19.
Please delete the following sentence: "Of course, any of the world's largest pharmaceutical companies represent a significant actual or potential competitor with vastly greater resources than the Company's." This sentence is vague.

Response:	We have deleted the sentence as requested.

"The Company depends on non-employee consultants and scientific contractors to help it develop and test its products..." page 8

20.
Please name any key non-employee consultants and scientific contractors. To the extent you have not already done so describe the terms of any material agreements with them in the Business section and include the agreements as exhibits to the registration statement.

Response:
After further consideration, we have determined that there are no key non-employee consultants and scientific contractors helping to develop and test our products on which we depend; accordingly, we have deleted the risk factor.

"We may not be able to establish and maintain strategic relationships with research institutions and scientific contractors... page 8

21.
Please provide material details about the "strategic relationships" you have which are currently covered by the referenced non-binding letters of understanding in the Business section. Name any key relationships in this risk factor. You should also file copies of the letters as exhibits to the registration statement, or please provide us with an analysis supporting your determination that the letters are not material.

GENSPERA, INC.

Response:
Any strategic relationship would be entered into with respect to future products. We have previously revised our disclosure in response to comment 8 to eliminate reference to future products. Accordingly, we have deleted this risk factor.

"We intend to rely upon the third-party FDA-approved manufacturers for our products...» page 8

22.
Please revise your disclosure to state that you will rely "exclusively" on FDA approved licensees and partners, rather than "extensively", since you currently have no internal manufacturing capabilities and no present plans to develop such capabilities.

Response:	We have revised our disclosure as suggested.

23.	Please revise the subcaption of this risk factor to include suppliers, as addressed in the discussion paragraph.

Response:	We have revised our subcaption to include suppliers.

24.
Please identify the contract manufacturers or suppliers that you substantially rely on. If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination.

Response:
Presently we select manufacturers and suppliers through a cost and materials bidding process. Although we have currently engaged Thapsibiza SL to supply starting materials for manufacture and InB:Hauser and Ambopharm as contract manufacturers, we are confident that a replacement supplier and/or manufacturer could be retained in the event the Company was required to switch vendors for these services. Accordingly, we have determined that we do not substantially depend on any supplier whose loss could not be quickly remedied by the Company.

"The Company may be subject to litigation that will be costly to defend or pursue and uncertain in its outcome." page 8

25.	Please revise to disclose whether there have been threats of litigation or whether any litigation or legal actions are currently outstanding or pending involving the company.

Response:	We have revised our disclosure to clarify that there have been no threats of litigation and that there are currently no outstanding or pending actions.

GENSPERA, INC.

"The Company may not be able to obtain third-party patient reimbursement or favorable product pricing, which would reduce its ability to operate profitably: page 9

26.	This risk factor as currently written could apply to any issuer who is a biotechnology company or any biotechnology offering. Please revise to address the company more specifically.

Response:
We have reviewed your comment. In light of our disclosed intent to license our technology to a third party after phase I/II testing, we have determined that the risk factor is inapplicable. Accordingly, we have deleted the risk factor.

"The Company's products may be expensive to manufacture. and they may not be profitable if the Company is unable to control the costs to manufacture them." page 9

7.
Please provide further details as to why there are fewer potential manufacturers for the company's proposed products as opposed to other drugs currently on the market, why the company's proposed products require a greater level of needed expertise, and the "other general conditions affecting manufacturers of its expertise, and the "other general conditions affecting manufacturers of its products." For instance, if the technology for pro-drug research does not currently exist in the market and the manufacturers would have to develop new and unique methods, please so state.

Response:
We have reviewed your comment and determine that the risk presented with regard to controlling costs is a risk that could apply to any issuer, regardless of the product. Accordingly, pursuant to Item 503 of Regulation S-K, we have deleted the risk factor.

"In order to secure market share and generate revenues the Company's proposed products... page 9

28.
Please describe the "established treatment methods" and "more conventional drugs and therapies manufactured and marketed by major pharmaceutical companies" with which the company's proposed products will compete.

Response:
We have reviewed your comment and determine that the risk presented with regard to controlling costs is a risk that could apply to any issuer, regardless of the product. Accordingly, pursuant to Item 503 of Regulation S-K, we have deleted the risk factor.

"We depend on Craig A: Dionne PhD for our continued operations and future success..." page 9

29.
Please state Craig A. Dionne's positions with the company. Please disclose the term and termination provisions of his employment agreement with the Company. Also, disclose whether Dr. Dionne has plans to retire or leave your company in the near future.

GENSPERA, INC.

Response:
We have revised our disclosure to state Mr. Dionne’s positions with the company. We have disclosed in the executive compensation section of the prospectus the terms of Mr. Dionne employment with the Company and have filed those terms as an exhibit. We have clarified that Mr. Dionne does not have any plans to retire or leave the company.

30.
Please also consider placing the second paragraph following this risk factor under a new subcaption relating to the attraction and retention of new management personnel. Please discuss the extent that you have experienced difficulties attracting and retaining management personnel in the past and the estimated costs of hiring new personnel.

Response:	We have revised our disclosure as suggested.

Our business is dependent upon securing sufficient quantities of a natural product that currently grows naturally in very specific locations located outside of the United States."

31.	Please briefly explain the function of 12ADT, the therapeutic component of your proposed products, where it is first used in the prospectus.

Response:	We have revised our disclosure to briefly explain the function of 12ADT.

32.	Please provide the name of your third party supplier of Thapsia garganica in this risk factor.

Response:	We have provided the name of our third party supplier.

33.
Consider moving the last sentence of this risk factor disclosure to a separate risk factor addressing contingencies and risks relating to weather variations in the specific countries from which Thapsia garganica is obtained.

Response:
After further investigation, we have no information that would lead us to believe that weather variations impact the composition of Thapsia garganica. Accordingly, we have deleted the reference to whether from our disclosure.

"Commercial requirements. if any. for our therapeutic products may require use to secure land for cultivation and harvesting of the seeks derived from Thapsia garganica." page 10

34.	Please quantify how much you believe it would cost to "secure approximately 100 acres of land to cultivate and grow Thapsia garganica."

Response:	We have revised our disclosure to provide the information requested.

GENSPERA, INC.

"Thapsia garganica and Thapsi gargin when brought into contact with the skin. can cause severe irritation." page 10

35.
Please provide your basis for the following statement: "It has been known for centuries that the plant Thapsia garganica can cause severe skin irritation when contact is made between the plant and the skin."

Response:	We have footnoted our disclosure to provide the basis for the above referenced statement.

36.	Please explain what the Medical Pharmacopeia is.

Response:	We have revised the disclosure to explain what the Medical Pharmacopeia is.

"Thapsia garganica is a plant that to our knowledge is not grown in the United States..." page 11

37.
Please revise this risk factor subcaption to clearly address the risk to the company in the event the company is responsible for the accidental scatter of seeds and growth of Thapsia garganica in the United States.

Response:
We have reviewed your comments as well as a list of prohibited plants in the United States. As Thapsia gargancia is not on the prohibited list, we have determined that liability, if any, for an accidental discharge of the seeds would be minimal. Additionally, the Company does not directly import the seeds. The responsibility for importing and storing the seeds is born by our suppliers. Accordingly, any discharge would not involve the Company.

"The Company cannot assure you that adequate insurance coverage will be available in the future on acceptable terms..."page 12

38.
Please quantify the level of coverage of the liability insurance policy maintained for your directors and officers and the cost to you of such policy, if material, as well as the anticipated cost of your commercial insurance policies, if material.

Response:	We have revised our disclosure accordingly.

"There is no public market for the Company's securities and no assurances can be given that one will ever develop." page 12

39.
Please expand your discussion in this risk factor to explain that your stock is not traded on an exchange or on the OTC Bulletin Board and that this is your initial registration. Please also explain that even if it is quoted on the OTC Bulletin Board, the trading volume may be limited making it difficult for an investor to sell shares.

Response:	We have revised our disclosure accordingly.

GENSPERA, INC.

"When and if the Company becomes a public company, the Company faces risks related to compliance with corporate governance and financial reporting standards." page 12

40.	Please quantify the expected material increase in the company's legal and financial compliance costs in the event the company becomes a public company.

Response:	We have revised our disclosure accordingly.

41.
Please discuss the measures that are being taken, or plan to be taken, to address and remedy the "material weaknesses and deficiencies" that exist at this time in the company's internal controls. Please also describe the material weaknesses and deficiencies.

Response:	We have revised our disclosure accordingly.

"The Company does not intend to pay cash dividends on its common stock in the foreseeable future." page 12.

42.	Please list the "other factors" to be considered by the board of directors in determining whether or not to pay cash dividends in the future.

Response:	We have deleted the reference to other factors.

43.	Since you do not intend to pay dividends, disclose that any gains on an investment will need to come through an increase in the stock price, which may or may not occur.

Response:	We have revised our disclosure accordingly.

"Our issuance of additional common shares or preferred shares, or options or warrants to purchase those shares... “ page 12

44.
Please revise this subcaption to provide a succinct description of  the risks related to the issuance of additional shares. Please consider moving the portion of the heading following the phrase "as a result of..... to the text following the subcaption, and please provide details of the impact of such specific risks.

Response:	We have revised the subcaption to provide a succinct description of the risks related to the issuance of additional shares.

45.	Please provide investors with the definition of "blank check" preferred shares.

Response:	We have revised our disclosure to provide a definition of blank check preferred.

GENSPERA, INC.

"Our Officers and Scientific Advisors beneficially own approximately 52% of  our outstanding common shares..... page 13

46.
Please revise this subcaption to provide a succinct description of the risks related to the majority control of the company's officers and scientific advisors. Please provide the details of such risks in the discussion following the subcaption.

Response:	We have revised the subcaption to provide a succinct description of the risks related to the majority control of the company by its officers and scientific advisors.

Forward-Looking Statements. page 13

47.
Please delete the phrase in the last paragraph on page 13 that reads "You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments." Although we do not object to the other cautionary language in this section, this phrase could be read as a disclaimer of information in your filing.

Response:	We have revised our disclosure as requested.

Use of Proceeds, page 14

48.	Please disclose the amount of proceeds the company may receive upon the exercise of warrants.

Response:	We have revised to disclose the amount of proceeds the company will receive upon the exercise of warrants.

49.
Your disclosure states that any proceeds from the exercise of warrants will be used for "working capital" and "general corporate purposes." Please revise your disclosure to be specific in how the company intends to use these proceeds and break down "general corporate purposes" into meaningful categories and quantify the amounts to be spent on each.

Response:	We have deleted the reference to general corporate purposes.

Our Business. page 14

General

50.
Please expand your disclosure to include a more robust discussion of your business development. Please describe how your business was formed, including who were the founders and how you acquired your technology. It appears you were assigned the proprietary rights in your technology in April 2008. Please explain the focus of your business prior to that time.

Response:	We have revised the discussion of our historical business development to provide a more robust discussion.

GENSPERA, INC.

51.
Please clarify your disclosure throughout the prospectus to identify the precise target markets and indications for your proposed products. The table on page 16 states that the indications are solid tumors and prostate cancer. In other parts of the prospectus you stale the indications include various forms of solid tumors: including breast, urinary bladder, kidney and prostate cancer. On page 24 you discuss testing G-202 in Phase II clinical trials in "metastatic breast cancer patients" and "cancer patients." Please provide a consistent and accurate description of your target indications. If is too early in the pre-clinical development process to determine target indications, please state this fact.

Response:	We have revised our disclosure accordingly.

52.	Throughout the prospectus you make various claims regarding your product candidates or target markets. For example you state:

•	"We believe that we have validated G·202 as a drug candidate to treat various forms of solid tumors; including breast, urinary bladder, kidney and prostate cancer."

•	"Nonetheless, these anti-angiogenic drugs have only a limited therapeutic effect with increased median patient survival times of only a few months."

•	"G-202 destroys new and existing blood vessels in tumors."

•	"We have also identified a clinically and commercially viable formulation for 0-202."

Please explain the basis for these and other similar claims regarding the strengths of your product candidates or regarding your target market.

Response:	We have revised our disclosure pursuant to your comment.

Masking/Targeting Agent. page 15

53.  Please define "masking/targeting agent".

Response:	We have revised to clarity the definition of masking/targeting agent.

54.	We refer to your graphic titled "How to make our pro-drugs" and have the following comments:

• Please revise your disclosure to clarify the statement that 'E until it finds an enzyme found selectively at our marget site that cuts off the marking/targeting agent." It appears that the text was altered when the chart was placed in the document.

GENSPERA, INC.

• Please explain why the active drug is "no longer soluble" upon reaching its target site.

• Some of the descriptions in the graphic are illegible due to font size and color. Please revise all descriptions so that they are legible to the reader.

Response:	We have revised our disclosure pursuant to your comments.

Our Pro-Drug Development Candidates. page 16

55.
Please describe the pre-clinical testing you have completed to date, including where the testing was conducted, by whom, the results of such testing, and describe where you are in the pre-clinical process. For example, describe if you expect to complete additional tests before submitting your IND with the FDA. Describe the "successful preliminary stability studies of seeds, manufacturing intermediates and final drug substance" and "pilot toxicology studies in rats and monkeys" you refer to on page 23. Provide a basis for your statements that the studies are successful.

Response:
We have revised our disclosure pursuant to your comments and have added the requested information into the table on page 16. In addition we have made similar adjustments to the disclosure on the bottom of page 16 and in the second paragraph of “Plan of Operations” on page 23.

56.
Please revise your disclosure to provide a complete description of your grants supporting laboratory research mentioned in the table on page 16. Please describe the material terms of each grant, including, but not limited to, the aggregate amounts, stipulations and term. Please also file any relevant agreements as exhibits.

Response:	We have revised our disclosure to remove any reference to grants. Those grants were to our Scientific Advisors through John Hopkins and not the Company.

Manufacturing and Development Strategy and Commercialization Strategy. page 16

57.
To the extent you have not already done so, please describe any current arrangements or agreements, upon which you are substantially dependent or that are otherwise material to your business, with contract research organizations, contract manufacturing organizations, or third party licensees regarding the research, development, manufacture, marketing and distribution of your proposed products. For each agreement that is a material contract, describe all material terms, including:

•	Each parties obligations, including, research and development funding obligations and obligations to defend patents;

•	Fees paid to date, including upfront payments and annual payments,

GENSPERA, INC.

•	Aggregate potential payments, including milestone payments;

•	Existence of royalty provisions;

•	Term and termination provisions.

To that effect, we note your Alliance Agreement with InB:Hauser Pharmaceutical Services, your sole source agreement with Thapsibiza, SL, your Master Services Consulting Agreement with Regulatory and Toxicology Services Corporation and your agreement with Ambiophann. To the extent you have not already done so, please file each agreement that is a material contract as an exhibit. See Item 601(b)(IO) of Regulation S-K.

Response:
Presently we select manufacturers and suppliers through a cost and materials bidding process. Although we have currently engaged Thapsibiza SL to supply starting materials for manufacture and InB:Hauser and Ambopharm as contract manufacturers, we are confident that a replacement supplier and/or manufacturer could be retained in the event the Company was required to switch vendors for these services. Accordingly, we have determined that we do not substantially depend on any supplier whose loss could not be quickly remedied by the Company.

58.
We refer to your statement that, "After Phase l/II clinical trials, our experimental drugs will then be licensed to third parties." If you have already secured agreements third party licensees, please revise your disclosure to clarify and to disclose the details of those arrangement as requested in our comment above. Otherwise, it appears that you have no way to ensure that you will be able to secure third party licenses for your experimental drugs. Please revise your disclosure to indicate these are your “plans" or that you "expect" to complete these steps.

Response:	We have revised our disclosure to clarify that we plan to license our technology and that the licensee will further develop the technology.

Competition. page 18

59.	Please clarify who you expect to be your key and direct competitors and how you expect to compete with these competitors.

Response:	We have revised our disclosure to provide examples of who are key competitors may be.

Patents and Proprietary Rights, page 18

60.
Please describe the arrangements or agreements under which you received an assignment of the intellectual property that underlies your technology, including any considered paid or given, the names of the inventors from whom the technology was assigned, the company's relationship with each of the inventors and any continuing obligations of the inventors. Any material agreements should also be included as exhibits to the registration statement.

GENSPERA, INC.

Response:	We have revised our disclosure to add more detailed information as requested.

61.
Please describe any technology you have licensed and how it relates to your business plan and proposed products. We note your reference to "licensed technology" on page 25, your reference to a license of intellectual property from Messrs. Isaacs and Denmeade on page 31 and numerous references to licenses in the footnotes to the financial statements. Describe the material terms of any relevant license agreements, including. but not limited to payment provisions, the existence of royalty provisions, aggregate milestones, usage restrictions) exclusivity provisions, obligations/rights to defend, other rights obtained and obligations that must be met to keep the license in place, duration and termination provisions. Any material agreements should also be included as exhibits to the registration statement.

Response:	We have revised our disclosure to replace reference to licenses in the abovementioned places to correctly correspond as references to assignments.

62.
Please revise the sentence beginning "Under the Bayh-Dole Act of 1980..." to clarify the purpose of the United States government's license in the intellectual property. It is unclear what is meant by a license to ''practice or have practiced...the intellectual property".

Response:	We have deleted the reference to Bayh-Dole Act is we have determined that it is not material to an investors understanding of our intellectual property.

Manufacturing and Development, page 19

63.	Please reconcile the consistency of the terms "12ADT" and "12-ADT" throughout the document.

Response:	We have revised our disclosure accordingly.

64.	Please define T garganica where it is first used.

Response:	We have defined T garganica where it was first used.

Government Regulation, page 19

65.	Please provide a list of the foreign countries in which the company plans to apply for approval to commence clinical trials and subsequently sell and market its product candidates.

GENSPERA, INC.

Response:	We have deleted the reference to foreign countries as the Company does not presently intend to undertake commence trials or subsequently sell its products in foreign market.

Other Regulatory Requirements. page 22

66.
To the extent material to an understanding of your business, please describe the costs and effects of compliance with environmental laws (federal, state and local), as required by paragraph (h)(4)(xi) of Item 101 of Regulation S-K.

Response:
As previously stated, the Company intends to license its technology to third parties for commercialization. Additionally, the company anticipates testing, trials and manufacturing being conducted by third parties on a contract basis. Accordingly, the costs associated with environment law compliance will be borne by our vendors.

Employees, page 22

67.	Please clarify if your two employees are your two executive officers. Please add a risk factor that discusses your reliance on these two persons.

Response:	We have added Dr. Richerson to the risk factor discussing our reliance of key employees.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 22

Plan of Operation, page 23

68.
Your explain that some of the statements in the prospectus are forward-looking statements "for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of1995." Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings. Please either:

•	delete any references to the Private Securities Litigation Reform Act; or

•	make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Response:	We deleted any reference to the Private Securities Litigation Reform Act.

69.
Much of the discussion in this section relates to the description of your business and business plan. Please move this discussion to the business section of your prospectus under appropriate subheadings in the business section.

GENSPERA, INC.

Response:
While we agree that much of the discussion in this section relates to our business and the implementation of our business plan, we believe that the whole of this discussion is integral to our plan of operation over the next twelve months. Therefore we believe that the discussion and disclosures are appropriate as presented.

70.	Please delete any references throughout the registration statement to yourself as a ''pharmaceutical company." You currently have no "pharmaceuticals" that have been approved by the FDA.

Response:	We have deleted any reference to ourselves as a pharmaceuticals company.

71.
Please delete your statement regarding your "core expertise of identifying promising treatments and bringing them into the clinic, and to do so in a relatively 'lean' manner:' You have yet to bring any product candidates into clinical development.

Response:	We have revised our disclosure accordingly.

72.
We refer to your statement regarding "experienced contract organizations known to" you. You do not currently describe any contractual or other relationships you have with contract organizations. Please provide your basis for this statement. Alternatively, delete the statement.

Response:	We have revised our disclosure accordingly.

73.
Your current description of your relationship with John Hopkins University is incomplete. On page 23 you state that "laboratory research is continuing in the laboratories of our co-founders at John Hopkins University using funds derived from standard academic channels" and that the "continued characterization of our lead molecules and the development of second generation approaches to the current programs will continue in the laboratories of Drs. Isaacs and Denmeade at John Hopkins University using funds obtained from traditional academic channels." Please provide a complete description of any oral or written arrangements or agreements you have with referenced laboratories, John Hopkins University your co-founders and any relevant academic channels, naming all parties involved. Your description should address what research is being conducted. by whom, where the funds are coming from, how the company benefits from any such arrangements and the respective parties' obligations. Describe your relationship with Drs. Isaacs and Denmeade. All material contracts, whether oral or written should be included as exhibits to the registration statement. You may provide summaries of oral contracts as exhibits to the registration statement if necessary.

Response:	We have clarified our description of our relationship with John Hopkins University.

GENSPERA, INC.

74.
Please explain your reference to your intellectual property development on page 23. Your disclosure on page 18 indicates that the intellectual property underlying your technology was assigned to you in April 2008. We also note your statement on page 14 that you have "developed proprietary technologies. “ Please explain why you state that your intellectual property was developed. Alternatively, delete these statements.

Response:	We have revised our disclosure by deleting reference to “intellectual property development”.

75.
You refer to "significant progress in other key areas such as drug manufacture, toxicology, and clinical and regulatory activities for our lead compound G-202" on page 23. Since you have not yet started clinical testing or received any regulatory approvals, please revise this statement to delete your references to significant progress in clinical and regulatory activities.

Response:	We have revised our disclosure accordingly.

76.
Please expand your description of any oral or written understandings or arrangements you have with John Hopkins Oncology Center and Wisconsin Comprehensive Cancer Center. We note your references to these organizations on pages 23 and 24.

Response:	We have revised our disclosure accordingly.

77.
In the second to last paragraph of the Plan of Operation section you state that you will "retain the discretion to allocate the cash proceeds of this offering", however you state multiple times throughout the filing that the company itself will not receive any of the proceeds from the offering, but rather that the selling stockholders will receive all proceeds. Please reconcile these statements.

Response:	We have clarified our disclosure pursuant to your comment.

78.
In the last sentence of the Plan of Operation section, you state that you will apply additional capital raised to “the other pipeline drugs and development of other business opportunities such as diagnostic imaging." Please list the "other pipeline drugs" (as found on page 16 of the filing) and explain the reference to diagnostic imaging as a planned stipulated business opportunity.

Response:	We have deleted the last sentence.

Results of Operations, page 25

79.
Please explain why patent costs accounted for part of your research and development costs in 2007. Your disclosure on page 18 indicates that the intellectual property underlying your technology was assigned to you in April 2008.

GENSPERA, INC.

Response:
Prior to the assignment of the patents in 2008, we had exclusive option agreements to exclusively license 5 issued patents and 3 patent applications pending worldwide.  The previous owner of the intellectual property, John Hopkins University, agreed to assign the patents underlying the technology to our co-founders (the “Assignee Co-Founders”) in return for their assumption of future patent fees and costs, and patent attorney fees and costs, associated with all of the assigned technology. In exchange for us continuing to pay for these future costs, the Assignee Co-Founders entered into world-wide, exclusive option agreements with us. Therefore, we have continued to pay these costs as we have used the technology prior to the actual assignment.

80.	If the decrease or increase in each expense line item is a result of several factors, please quantify the amount of change due to each factor. Please refer to FRC Section 501.04.

Response:
We have revised the discussion to indicate that the increase in expenses is directly attributable to the availability of cash resulting from our private placements, enabling us to implement our business plan. At this time, that is the sole factor for the increases.

81.
We believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VII-Industry Specific Issues -Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address:

http://www.sec.gov/divisionsicOlpfin/cfcrq03200l.htm. Please revise yOUT MD&A to disclose the following information each of your major research and development projects.

a. The current status of the project;

b. The costs incurred during each period presented and to date on each project;

c. The nature, timing and estimated costs of the efforts necessary to complete each project;

d. The anticipated completion dates of each project;

GENSPERA, INC.

e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

f The period in which material net cash inflows from significant projects are expected to commence for each project.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:	We have added additional disclosures about our historical research and development expenses and estimated future expenses and timelines as requested by the staff.

Liquidity and Capital Resources. page 27

82.
Please provide the name of the majority stockholder who has provided financing of the company's operations in the form of promissory notes aggregating $155,000, as discussed on page 31. Please also describe all material terms of the notes, including the maturity dates, interest rates and any material covenants.

Response:	We have revised our disclosure accordingly. We also direct your attention to the section of our filing entitled Certain Relationships and Related Transactions.

83.	Please quantify the "substantial portion of the proceeds of the common stock writs" expended to "support ongoing operations and research and development activities.

Response:	We have deleted the reference.

84.	Please reconcile the following two disclosures:

•
On page 27 in the fourth paragraph of the Liquidity and Capital Resources section you state the following: "We anticipate that our available cash and expected equity sales will be sufficient to finance our current activities for at least twelve months from the date of the financial statements."

GENSPERA, INC.

•
On page 5 in the Risk Factors section you state the following: "The Company anticipates, based on current proposed plans and assumptions relating to its operations...and financing the Company has undertaken prior to the date of this prospectus, that its current working capital will be sufficient to satisfy contemplatedcashrequirementsforapproximately6months... As of September 12, 2008, the Company has cash and cash equivalents on hand of $1,858,041. Presently, the Company has a monthly cash bum rate of approximately $300,000. Accordingly, the Company will need to raise additional capital to fund anticipated operating expenses and future expansion after such 6 month period."

Response:	We have revised our disclosure accordingly.

85.
If the financial statements that you are referring to in the first statement above are for the year ended December 31, 2007, then the statement claims that available cash and equity sales will be sufficient to fund operations through December 31, 2008. The second statement provides that working capital will be sufficient until approximately 6 months from September 12, 2008, which is March 12, 2009. Please consider revising the disclosure on page 27 to reconcile the two statements.

Response:	We have revised our disclosure accordingly.

86.
Please disclose the factors that caused your cash flows from operations and investing activities to change for the periods presented. The format of this discussion should not merely replicate the information that is already readily discernable from the statement of cash flows.

Response:	We have revised our disclosure accordingly.

Management. page 28

Directors. page 28

87.
Item 401(e) of Regulation S-K requires that registrants describe the business experience of each director during the past five years. Please clarify the approximate number of years Scott Ogilvie has been employed by Gulf Enterprises International, Ltd ("Gulf'). If he has not been employed by Gulf for at least the past five years, please provide the name of his employer immediately prior to Gulf.

Response:	We have updated Mr. Ogilvie’s bio pursuant to your comments.

GENSPERA, INC.

Committees. page 28

88.
On page 28 you state that the board of directors currently does not have any committees. However, on the following page you state that the company's 2007 Equity Compensation Plan is administered by a "committee of non-employee directors appointed by the board of directors." Please reconcile these statements. Because there are only three directors on the company's board of directors, only two of which appear to be non-employees (Farah and Ogilvie), it would seem that these two individuals would be the two non-employee directors appointed to administer the 2007 Plan. Please name the two members of this committee to clarify.

Response:	We have updated or disclosure accordingly.

89.
Item 407(e) requires that if the "registrant does not have a standing compensation committee or committee performing similar functions, state the basis for the view of the board of directors that it is appropriate for the registrant not to have such a committee and identify each director who participates in the consideration of executive officer and director compensation." Although you state on page 28 that the company intends to establish a compensation committee, you do not clearly identify each director who participates in the consideration of executive officer and director compensation. Please revise accordingly.

Response:	We have revised our disclosure accordingly.

Executive Officers and Significant Employees. page 28

90.
Item401(e) of Regulation S-K requires that "when an executive officer...has been employed by the registrant...for less than five years, a brief explanation shall be included as to the nature of the responsibility undertaken by the individual in prior positions to provide adequate disclosure of his prior business experience:' Because Russell Richerson, PhD, was employed by the company in July of2008, and therefore has been employed by the company for less than five years, please list the "numerous management roles" that Richerson held at Abbott Laboratories, and please clarify whether or not Richerson was employed by Abbott immediately prior to joining the company.

Response:	We have expanded upon Dr. Richerson’s recent professional experience in the appropriate section.

Executive Compensation. page 28

91.	Please explain the reason for the large disparity between Dr. Dionne's compensation of $20,000 in 2007 and his approved annual salary of $240,000.

Response:	We have explained the discrepancy in Mr. Dionne’s compensation via a footnote to the compensation table.

GENSPERA, INC.

92.
Your disclosure on page 30 indicates that options were granted to your executive officers. Please provide the disclosure required by Item 402(P) of Regulation S-K for the outstanding equity awards for your executive officers. Also, if there were no option grants to or option exercises by your executive officers in the 2007 fiscal year, please revise your disclosure to clarify.

Response:	Item 402(P) requires disclose of grants outstanding at year end. All prior grants had been exercised and there were no grants outstanding as of December 31, 2007.

Equity Compensation Plan Information. page 29

Issuance and Awards, page 29

93.
Please name the consultants that were awarded stock options in the first half of 2008. Also, please identify the number of options received by each of the members of the board of directors, the Scientific Advisory Board and each consultant.

Response:	The disclosure has been modified to contain the requested information.

Certain Relationships and Related Transactions, page 30

94.
Please delete the statement that This summary . . . does not purport to be complete and is qualified in its entirety by reference to the respective agreements, a copy of each of which is filed or incorporated by reference as an exhibit to this report." The summary should describe all material terms of the agreements.

Response:	We have updated the disclosure accordingly and removed the sentence.

95.	We note that Dr. Dionne's beneficial ownership is 21.5%. We also note that you refer to him as your ''majority stockholder." Please reconcile these statements.

Response:	We have updated our disclosure to remove the term “majority” when discussing Mr. Dionne.

Selling Stockholders. page 32

96.	Please briefly describe the private placements in which the shares being registered were issued to the selling stockholders.

Response:	We have updated our disclosure to briefly describe the private placement in which the shares being registered were issued.

97.
Please remove your reference to "the triggering anti-dilution protective provisions with regard to the common stock and warrants" or provide us your analysis as to why those shares would be covered by this prospectus.

GENSPERA, INC.

Response:	We have removed our reference to triggering events.

98.	Please disclose who has voting and dispositive control of New Giles, LLC.

Response:	We have added footnote 16 identifying who has voting and dispositive control over New Giles, LLC.

99.
Footnote 7 to the table on page 32 states that the company issued 255,900 warrants to TR Winston & Company, LLC in connection with its July and August offering. However, on page 27 you state that TR Winston received only 81,800 warrants in connection with this offering. Further, we note that your disclosure in the final bullet point on page 63 states that "we issued to TR Winston & Company, LLC a warrant to purchase 278,400 common shares." Please clarify how many warrants were issued to TR Winston and reconcile throughout the registration statement.

Response:	We have clarified the number of shares, warrants and convertible debentures received by TR Winston & Company, LLC in connection with the offering.

Description of Securities. page 33

Common Stock. page 33

100.	Please briefly describe the anti-dilution provisions that exist in the warrants and debentures and the price and volume conditions in the warrants that make the warrants callable.

Response:	We have briefly described the anti-dilution provisions in the warrants and debentures and the call provisions.

Registration Rights, page 33

101.
Please disclose whether or not the company has commenced paying the "monthly partial liquidated damages, in cash, in the amount of1.5% of the aggregate purchase price paid by the holder for any unregistered securities" as a consequence of missing the September27,2008 filing deadline for this registration statement. (We note that the registration statement was filed on October 3, 2008).

Response:	We have disclosed that the Company has commenced accruing penalties but has not at this time such penalties.

Shares Eligible for Future Sale, page 34

Rule 701. page 35

GENSPERA, INC.

102.	Please advise us supplementally how you have calculated that 7,458,518 shares of common stock are "'restricted securities" and the shares disclosed in the table at the bottom of page 34.

Response:
As of the date of the prospectus, there are a total of 12,486,718 common shares outstanding of which 4,490,000 are being registered. This leaves a total of 7,621,218 shares not being registered. Of the shares not being registered, 6,312,280 shares of subject to lockup for a period of 12 months following the effective date. The shares not subject to lockup equal 1,683,938 all of which 1,308,938 have been held by non-affiliates for over 1 year. The remaining 375,000 will be eligible for resale under Rule 144 90 days after the effective date of this prospectus. Furthermore, the Company is not nor has ever been a shell.

Experts, page 37

103.	We note your reference to a going concern qualification from your auditors, but such qualification does not appear in the audit opinion provided. Please explain.

Response:	We have removed the reference to a going concern qualification.

Item 13. Other Expenses of Issuance and Distribution, page 61

104.	Please clarify whether or not the selling stockholders will pay any of the expenses listed in this section.

Response:	We have clarified that the selling stockholders will not pay any fees associated with the filing.

Item 15. Recent Sales of Unregistered Securities. page 62

lO5.
Please disclose details of the “financial milestones" which must be met in order for the remaining 16,000 outstanding common stock options granted to "a consultant," referenced at the bottom of page 62, to vest.

Response:	As the financial milestones were not met, we deleted the reference and disclosed that 16,000 outstanding options lapsed.

Item 17. Undertakings. page 64

106.
Please delete the final paragraph on page 64, included pursuant to Item 512(b) of Regulation S-K. Because the registration statement does not incorporate by reference any Exchange Act documents filed subsequent to the effective date of the registration statement, this disclosure is inappropriate.

Response:	We have revised our disclosure accordingly.

GENSPERA, INC.

Notes to Financial Statements for the Years Ended December 31, 2007 and 2006

Note I –Summary of Accounting Policies

Research and Development. page 44

107.	Disclose the types of costs included in research and development, including salaries, contractor fees, building costs, utilities, administrative expenses and allocations of corporate costs.

Response:	We have revised our disclosure accordingly.

Note 3 –Convertible Notes Payable -Stockholder, page 47

108.	Please tell us your analysis of whether the conversion option should be a derivative liability.

Response:
The notes become convertible instruments upon the attainment of an equity financing of $500,000. At that time, the conversion rate is fixed at the price per share paid in the financing. Therefore, since the notes are convertible at a fixed conversion price, they are conventional convertible debt and are not derivative instruments.

Notes to Financial Statements for the Six Month Periods Ended June 30, 2008 and 2007

Note 4 -Intellectual Property, page 57

109.
Please explain to us how your capitalization of the license agreements covering patents, which appear to be used in research and development activities, complies with paragraph 11(c) of SFAS 2. If you believe the license agreement has an alternative future use, please demonstrate this to us in your response.

Response:
The costs that have been capitalized were the amounts paid to acquire certain patents and patent applications previously owned by the Johns Hopkins University. These patents and patent applications cover the intellectual property underlying our technology. Prior to this acquisition we had exclusive option agreements to exclusively license the 5 issued patents and the 3 patent applications pending worldwide. We have revised Note 1 and Note 4 to the September 30, 2008 interim financial statements to reflect that fact that we now own the patents and patent applications, as opposed to owning licenses to use the patents and patent applications.

Our business strategy is to develop a series of therapies based on our intellectual property. We then plan to license the rights to further development of the drug candidates to major pharmaceutical companies. The underlying basis for our ability to license theses rights is the ownership of the patents and patent applications underlying the technology. Therefore, the patents and patent applications acquired have alternative future use, and are not consumed in the current research and development activities.

GENSPERA, INC.

110.	Please include the estimated aggregate amortization expense for each of the five succeeding fiscal years as required by paragraphs 45.a.(3) of SFAS 142.

Response:	We have revised the disclosure to disclose the estimated amortization expense for each of the five succeeding fiscal years.

Note 5 -Stock Options and Warrants. page 58

111.	Please break out the activity for options and warrants separately.

Response:	Note 5 has been revised to disclose separate tables for option and warrant activity.

112.
Please include the disclosures required by paragraphs A240(d)(1) and (2) of SFAS 123R related to the weighted-average remaining contractual term and aggregate intrinsic value for options outstanding and exercisable as well as paragraph A24O(h) related to non-vested awards.

Response	We have updated our disclosure pursuant to your comments.

Note 6 -Subsequent Events. page 58

113.	Please tell us how you have accounted for the warrants issued in July and August 2008 and the accounting literature that you considered.

Response:
The value attributable to the warrants issued in July and August has been recorded as equity since they are exercisable into unregistered shares of common stock. This accounting treatment is in accordance with EITF 00-19.

Exhibit 5.01 Legal Opinion

114.
Please expand the legal opinion to opine that the shares already issued and outstanding are validly issued. fully paid and non-assessable. Currently your opinion only covers these points for the shares underlying the warrants.

Response:	Counsel has revised their opinion accordingly.

Sincerely,

/s/ Craig Dionne
Craig Dionne, Chief Executive Officer
GenSpera, Inc.